

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 18, 2015

Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, TX 77057

> **Re:** **Vanguard Natural Resources, LLC**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 7, 2015**
> **File No. 333-204696**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated August 11, 2015**
> **File No. 1-33756**

Dear Mr. Smith:

We have reviewed your amended registration statement and your response dated August 11, 2015, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2015 letter.

Amendment No. 3 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 194

1.   We reissue our prior comment 1. In that regard, we note your added disclosure stating that counsel for you and counsel for LRE "[know] of no reason that [they] would not be able to deliver the opinion" stating the conclusions outlined on pages 194 and 195. This disclosure appears to indicate that counsel will deliver their

opinions at some future time. Counsel must instead state their opinions as to each specific conclusion in this section of your disclosure or in the opinions you file as exhibits to your filing. Please revise accordingly.

Form 10-K for Fiscal Year Ended December 31, 2014

Response Dated August 11, 2015

General

2.	On pages 3 and 4 of your supplemental response, you attribute the lack of PUD conversion to your acquisitions over the last 3 years which diverted capital away from scheduled PUD drilling. We note the absence of discussion of this capital diversion in your Form 10-K under "Acquisitions of Oil and Natural Gas Properties" and "Proved Undeveloped Reserves". Please expand your disclosure here to present the effects on your PUD inventory of significant reduction in PUD development. Address the PUD reserves that were scheduled for drilling in the reported year, but were not developed. Include separately the acquired PUD reserves that were developed in the same year as the acquisition.

3.	In concert with your ending statement of response number 2 (page six) "In future filings, we propose to include more detail…," please furnish us with representative disclosure you intend to present in your 2015 Form 10-K.

4.	It appears that you "dropped" 167 BCFE (pages 9, 12, 16 of your response letter) over the periods 2012-2014. Please explain to us whether these PUD volumes were immediately debooked, i.e. removed from your inventory without inclusion/incorporation in subsequent disclosed financial statements.

5.	You have projected PUD conversion @ 20% or more of available inventory 12 times over the period 2012-2015 (Annexes A, B, C, D from your response letter), but have yet to accomplish that in any year in the 5 year period 2010-2014. The most recent example (as of July 31, 2015) is that you have converted only 13 PUD locations of the 44 scheduled for 2015 in your FYE2014 reserve report. Please explain to us how you will fulfill the development plan for your PUD inventory in five years (per paragraphs 22 and 31 of Rule 4-10(a) of Regulation S-X) in light of your past results.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas V. Getten
        Paul Hastings LLP